EXHIBIT 99

                      Risk Factors Relating to the Company


         We Depend Heavily on Our CEO, James Beck

         The Company currently depends heavily on the services of its Chief Executive Officer, James A. Beck, and a number of other key management personnel. Even though the Company carries a $2 million key man life insurance policy on Mr. Beck, the loss of his services or of other key personnel could affect the Company in a material and adverse way. The Company's success will also depend in part on its ability to attract and retain additional qualified management personnel who have experience both in sophisticated banking matters and in operating a small to mid-size bank. Competition for such personnel is strong in the banking industry and the Company may not be successful in attracting or retaining the personnel it requires. The Company attempts to effectively compete in this area by offering financial packages that include incentive-based compensation and the opportunity to join in the rewarding work of building a new bank.

         Government Regulations May Prevent or Impair Our Ability to Pay Dividends, Engage in Acquisitions or Operate in Other Ways

         Current and future legislation and the policies established by federal and state regulatory authorities will affect the Company's operations. The Company is subject to supervision and periodic examination by the FDIC and the North Carolina State Banking Commission. Banking regulations, designed primarily for the protection of depositors, may limit our growth and the return to you, our investors, by restricting our activities, such as:

         o     the payment of dividends to our shareholders;
         o     possible mergers with or acquisitions by other institutions;
         o     our desired investments;
         o     loans and interest rates;
         o     interest rates paid on our deposits;
         o     the possible expansion of our branch offices; and/or
         o     our ability to provide securities or trust services.

         The Company also is subject to capitalization guidelines set forth in Federal legislation, and could be subject to enforcement actions to the extent that the Company is found by regulatory examiners to be undercapitalized. The Company cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the future business and earnings prospects of the Company. The cost of compliance with regulatory requirements may adversely affect the Company's ability to operate profitably.


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         Technological Advances Impact our Business

         The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources than we do to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or successfully market such products and services to our customers.

         Our Trading Volume Has Been Low Compared With Larger Banks

          The trading volume in Company stock on the Nasdaq SmallCap Market has been comparable to other similarly-sized banks since trading began in December 1997. Nevertheless, this trading is relatively low when compared with more seasoned companies listed on the Nasdaq SmallCap Market or other stock exchanges. Thus, the market in the Company's stock is limited in scope relative to other companies. In addition, we cannot say with any certainty that an active and liquid trading market for the Company's stock will develop.

         Our Results are Impacted by the Economic Conditions of the Research Triangle

         Our operations are concentrated in Eastern North Carolina, primarily in Wake and Lee Counties, which include the area known as the "Research Triangle." As a result of this geographic concentration, our results may correlate to the economic conditions in these areas. A deterioration in economic conditions in our market areas, particularly in the industries on which these areas depend, may adversely affect the quality of our loan portfolio and the demand for our products and services, and accordingly, our results of operations.

         We Comp ete With Much Larger Companies for Some of the Same Business

         The banking and financial services business in the Company's market areas is highly competitive and is becoming more competitive as a result primarily of:

         o     changes in regulations;
         o     changes in technology and product delivery systems; and
         o the accelerating pace of consolidation among financial services providers.

         We may not be able to compete effectively in our markets, and our results of operations could be adversely affected by the nature or pace of change in competition. We compete for loans, deposits and customers with various bank and nonbank financial services providers, many of which are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services.

         Credit Quality

         A significant source of risk for us arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. We have

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underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our loan portfolio. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect our results of operations.

         Potential Risks Associated with Acquisitions

         We intend to continue to explore expanding a branch system through selective acquisitions of existing banks or bank branches in the Research Triangle area and other major North Carolina markets. We cannot say with any certainty that we will be able to consummate, or if consummated, successfully integrate future acquisitions, or that we will not incur disruptions and unexpected expenses in integrating such acquisitions. In the ordinary course of business, we evaluate potential acquisitions that would bolster our ability to cater to the small business, individual and residential lending markets of Wake, Chatham and Lee Counties, North Carolina. In attempting to make such acquisitions, we anticipate competing with other financial institutions, many of which have greater financial and operational resources. In addition, since the consideration for an acquired bank or branch may involve cash, notes or the issuance of shares of Common Stock, existing shareholders could experience dilution in the value of their shares of Common Stock in connection with such acquisitions. Any given acquisition, if and when consummated, may adversely affect our results of operations or overall financial condition.